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                                    Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of July, 2007

                              CONVERIUM HOLDING AG
                  ---------------------------------------------
                 (Translation of registrant's name into English)

                             General Guisan-Quai 26
                                 CH-8022 Zurich
                                  Switzerland
                     --------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F  X        Form 40-F
                                  -------             -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes         No    X
                                  -------     -------

If "Yes" is marked, indicate the file number assigned to the registrant in
connection with Rule 12g3-2(b):  82-   Not Applicable

News release
Converium Holding Ltd, Zurich

Zurich, Switzerland - August 8, 2007 - SCOR successfully settles offer for Converium

SCOR announced today that it was able to successfully settle the offer for Converium. In total 92,969,353 shares were tendered. This settlement follows SCOR's press release of last week with the announcement that the SCOR Group owns 96.32% of Converium shares after termination of the offer period. SCOR, as a shareholder, now formally controls the company.

The change in ownership will be marked at Converium's Extraordinary General Meeting (EGM) on August 30, 2007. At the EGM, Converium's current Board of Directors will step down and be replaced by the following members (please see www.converium.com for detailed CVs):

     o Denis Kessler (55, French citizen), Chairman and Chief Executive Officer of SCOR since November 4, 2002.
     o Jean-Luc Besson (59, French citizen), Chief Risk Officer of SCOR since July 1, 2004.
     o Victor Peignet (49, French citizen), Chief Executive Officer, SCOR GLOBAL P&C - Worldwide since July 5, 2005.
     o Gilles Meyer (49, French and Swiss citizen), Director of Business Unit 1 of SCOR Global Life since November 23, 2006
     o Georges Chodron de Courcelle (57, French citizen), Head of Corporate Investment Banking at BNP Paribas and non-voting member of the Board of SCOR.
     o Jurg Marty (63, Swiss citizen), Managing Director for all common activities of the Swiss Public Building Insurance Companies, especially CEO of the Intercantonal Union of Reinsurance and CEO of the Swiss Pool for Earthquake Cover.
     o J. Friedrich Sauerlander (65, Swiss citizen), serving as Chairman or Member of the Board of a number of companies and foundations.


The other agenda items for the EGM are the discharge of the current Board of Directors and SCOR's proposition to change the name of the company from Converium Holding AG to SCOR Holding (Switzerland) Ltd.



Enquiries



Beat W. Werder                                      Marco Circelli

Head of Public Relations                            Head of Investor Relations

beat.werder@converium.com                           marco.circelli@converium.com

Phone:  +41 44 639 90 22                            Phone:  +41 44 639 91 31

Fax:  +41 44 639 70 22                              Fax:  +41 44 639 71 31



Dr. Kai-Uwe Schanz Inken Ehrich

Chief Communication & Corporate Development        Investor Relations Specialist
Officer

kai-uwe.schanz@converium.com                       inken.ehrich@converium.com

Phone:  +41 44 639 90 35                           Phone:  +41 44 639 90 94

Fax:  +41 44 639 70 35                             Fax:   +41 44 639 70 94




About Converium

Converium is an international multi-line reinsurer known for its innovation, professionalism and service. Today Converium employs about 500 people in 15 offices around the globe and is organized into three business segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance. Converium has an "A-" ("strong") financial strength rating (outlook stable) from Standard & Poor's and a "B++" financial strength rating (outlook positive) from A.M. Best Company.



Important Disclaimers

This document contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company's financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as `seek to', `expects', `aims' `should continue', `believes', `anticipates', `estimates' and `intends'. The specific forward-looking statements cover, among other matters, the Company's strategy and management objectives, our growth prospects and our ability to ensure a smooth transition of our business with that of SCOR. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include whether we are able to secure an upgrade of our financial strength ratings; our ability to refinance our outstanding indebtedness and increase our use of hybrid capital; uncertainties of assumptions used in our reserving process; risk associated with implementing our business strategies and our capital improvement measures; cyclicality of the reinsurance industry; the occurrence of natural and man-made catastrophic events with a frequency or severity exceeding our estimates; acts of terrorism and acts of war; changes in economic conditions, including interest and currency rate conditions that could affect our investment portfolio; actions of competitors, including industry consolidation and development of competing financial products; a decrease in the level of demand for our reinsurance or increased competition in our industries or markets; our ability to expand into emerging markets; our ability to enter into strategic investment partnerships; a loss of our key employees or executive officers without suitable replacements being recruited within a suitable period of time; our ability to address material weaknesses we have identified in our internal control environment; political risks in the countries in which we operate or in which we reinsure risks; the passage of additional legislation or the promulgation of new regulation in a jurisdiction in which we or our clients operate or where our subsidiaries are organized; the effect on us and the insurance industry as a result of the investigations being carried out by the US Securities and Exchange Commission, New York's Attorney General and other governmental authorities; our ability to regain past customers following any rating upgrades and the resolution of the investigations being carried out by the US Securities and Exchange Commission, New York's Attorney General and other governmental authorities; changes in our investment results due to the changed composition of our invested assets or changes in our investment policy; failure of our retrocessional reinsurers to honor their obligations or changes in the credit worthiness of our reinsurers; our failure to prevail in any current or future arbitration or litigation; and extraordinary events affecting our clients, such as bankruptcies and liquidations, and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission (including, but not limited to, our Annual Report on Form 20-F filed with the U.S. Securities and Exchange
Commission) and the SWX Swiss Exchange. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               CONVERIUM HOLDING AG




                                               By: /s/ Inga Beale
                                                   Name:  Inga Beale
                                                   Title: CEO




                                               By: /s/ Christian Felderer
                                                   Name:  Christian Felderer
                                                   Title: General Legal Counsel



Date: August 13, 2007